PRESS RELEASE	JANUARY 18, 2022

Largo Appoints Energy Sector Executive Stephen Prince as President of its Clean Energy Division

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce the appointment of Mr. Stephen Prince as President of Largo Clean Energy ("LCE"). Mr. Prince will be replacing Mr. Ian Robertson who was appointed as Interim President of LCE on July 22, 2021, while Largo conducted a formal search for a permanent replacement. Mr. Robertson will continue to serve as Co-Chair of the Company's Board of Directors and Chair of its Clean Energy Committee.

Stephen is an accomplished energy sector executive with extensive experience in growing high-technology businesses, including those specific to long duration energy storage. He previously served on the board of Enerox CellCube, a pioneer in vanadium redox flow battery solutions headquartered in Austria and held the position of President of Centrica Business Solutions for North America where he led the deployment of distributed energy and power solutions across the United States and Canadian markets. Stephen has a wealth of experience drawn from executive and strategic roles at companies including Oracle Corporation, SAIC, Alliance Data Systems and Edison International as well as in growth stage technology businesses.

Paulo Misk, President and CEO of Largo, stated: "Stephen brings significant technical knowledge and has a demonstrated history of building and growing high-performing teams, both of which will be vital for Largo as we advance our strategy and address the growing need for long duration energy storage." He continued: "His experience at a number of leading organizations renowned for the advancement of technology and energy storage solutions are essential aspects to Largo's business model as we position the Company for continued growth." He concluded: "I want to thank Ian for his contribution as Largo Clean Energy's interim President while we conducted a formal search for a permanent replacement. I look forward to continuing to work with Ian and his many years of energy sector experience in his capacity as Co-Chair of Largo's Board of Directors."

Stephen has successfully turned around several energy and technology companies through strategic leadership and improved commercial execution. His expertise lies both in understanding the nuances of technology, deployment, and business models across the energy sector and having a deep appreciation of how shareholders and institutional investors can realize returns from the energy transition and journey to net zero. During his time as CEO of Younicos AG, a pioneer and global leader in energy storage, Stephen secured $50 million in growth capital and managed a subsequent company sale to FTSE-250 group Aggreko plc. Stephen holds a Bachelor of Science in Accounting from California State University (Fullerton) and a Master in Tax from Golden Gate University.

Stephen commented: "Largo offers a truly unique value proposition for energy storage customers, and I am thrilled to lead our clean energy division through its next phase of growth." He continued: "I look forward to collaborating with my new colleagues to ensure continued success at the Company and to advance our mission of addressing the world's need for long duration energy storage with Largo's VCHARGE vanadium redox flow batteries."

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements").. Forward‐looking information in this press release includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our continued ability to produce, sell and deliver low-cost, high-quality vanadium products on a profitable basis, the ability to integrate our business, the ability to attract and retain key personnel and the competitive advantage which will be provided efficiently vertically by the vertical integration of the business. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.